Filed by Viisage Technology, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Identix Incorporated

Subject Company’s Exchange Act

File No. 01-09641

Additional Information and Where to Find It

Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below because it contains important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.

Participants In Solicitation

Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

The management of Viisage and L-1 Investment Partners hosted a conference call with the investment community to discuss Viisage’s fourth quarter and full year 2005 financial results at 11:00 a.m. ET on Thursday, March 2, 2006.

Following is the final transcript of the Fourth Quarter 2005 Conference Call.

CORPORATE PARTICIPANTS

Bernard Bailey

Viisage Technology, Inc. - President, CEO

Lauren Levine

Financial Dynamics - Host

Brad Miller

Viisage Technology, Inc. - CFO

Bob LaPenta

Viisage Technology, Inc. - Chairman

CONFERENCE CALL PARTICIPANTS

Paul Coster

JPMorgan - Analyst

Joel Fishbein

Janney Montgomery Scott - Analyst

Josh Jabs

Roth Capital Partners - Analyst

David Gremmels

Thomas Weisel Partners - Analyst

Jim McIlree

C.E. Unterberg - Analyst

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Jay Meier

MJSK Equity Research - Analyst

Keith LaRose

Bradley Foster Sargent - Analyst

Tim Quillin

Stephens, Inc. - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the fourth quarter 2005 Viisage Technology Inc. earnings conference call. My name is Cindy and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS) I would now like to turn the call over to Bernard Bailey, President and CEO of Viisage.

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Thank you very much, operator. Good morning. I want to thank all of you for joining us today as we discuss our results for the fourth quarter and full year 2005. I also want to apologize for being a few minutes late here. We had a little mix-up with the phones, so we are all set to go now. I am Bernard Bailey, President and CEO of Viisage. Joining me on this morning’s call are Bob LaPenta, our Chairman of the Board of Directors for Viisage, and Brad Miller, our Chief Financial Officer. We will begin today’s call with Brad providing us an overview of the numbers. I will then provide some additional color around our accomplishments as well as an update on the market environment we’re seeing. I will also discuss our guidance for 2006. Bob LaPenta will then provide an update on the progress we’re making towards our growth strategy and the Identix merger. After our comments, we will open the call up to Q and A. Before we begin with the numbers I would like Lauren Levine of Financial Dynamics to read our Safe Harbor statement.

Lauren Levine - Financial Dynamics - Host

Good morning, everyone. Statements that are representative of Viisage made on this call that are not historical facts are accurate as of today, March 2, 2006, and may be considered forward-looking statements that involve risks and uncertainties, including reliance on public sector markets, the possibility of customer delays, the need for capital and competition. You should refer to our form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005 under the heading “certain factors that may affect future results.” As well as our subsequent SEC filings for more information on the risk factors that could cause actual results to differ perhaps materially from our statements today.

Viisage undertakes no obligation to publicly release any revision to any forward-looking statement made today or otherwise update our supplement statements made on this call. In addition, on this call we plan to discuss EBITDA or earnings before interest, taxes, depreciation, and amortization. A non-GAAP measure within the meaning of applicable SEC regulations. We believe that presenting EBITDA provides investors with meaningful information about operating performance. Viisage has not provided a quantitative reconciliation of EBITDA or its projected net loss because such reconciliation cannot be provided without unreasonable effort. I will now turn the call over to Brad Miller, Chief Financial Officer of Viisage Technology.

Brad Miller - Viisage Technology, Inc. - CFO

Thank you, Lauren. This has been a pivotal year for Viisage. We’re nearing completion of a significant investment phase for the Company and are looking forward to accelerating our growth under the leadership umbrella of Bob LaPenta. With that being said, I am happy to report our fourth quarter 2005 results. As mentioned in the Q4 2005 earnings press release issued this morning, the Company’s fourth quarter and 2005 full year results are subject to the completion of a year-end independent audit, anticipated for completion prior to our filing of the annual report on form 10-K with the Securities and Exchange Commission in a timely manner. As investors I’m sure you can appreciate the level of merger and acquisition activity that is required time this quarter including the preparation of a form S4 registration statement for the Identix merger as well as the form 8-K filings for the IBT and SecuriMetrics financial statements, which will further strengthen our position in the market.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

In the fourth quarter, we recognized revenue of $15 million resulting in total revenue of $66.2 million for 2005. This includes $621,000 of revenue related to our acquisition of IBT in December and exceeds the top end of our annual revenue guidance of $62 to $65 million. This compares to $19 million revenue in the fourth quarter of 2004 which as you may recall, included the onetime sale of Printer Systems to the Department of Defense of $3.9 million. We continue to see the majority of our revenue coming from our North American customer base, which accounted for $14.1 million or 94% of sales.

Domestically our largest customers for the quarter were the Department of State, which represented 31% of total revenue, and Pennsylvania Department of Transportation or PennDOT with 8% of total revenue. Sales outside of North America grew 33% to $800,000 compared to $600,000 in the fourth quarter last year primarily driven by upselling to our current installed base. Breaking revenues down into products and services, product revenue for the quarter was $4.9 million or 33% of total revenue. We had 4.5 million in product revenue in the third quarter of 2005 and 7.3 million in the same quarter in 2004. Services revenue for the quarter was $10 million or 67% of total revenue, compared to $9.8 million in the third quarter and $11.8 million in the fourth quarter of 2004. Our gross margin has historically been and continues to be affected by the fixed costs associated our service organization as well as $784,000 per quarter for amortization of acquired intangible assets.

Beginning with the third quarter of 2005, we started breaking out the amortization expense effect in our P&L to provide improved transparency into underlying performance at both the gross and operating margin levels. Including amortization expense, gross margin for the quarter was 24%, compared to 28.6% for the same quarter last year. Gross margins were 29.5% in the third quarter of 2005. When amortization expenses are excluded from the cost of goods sold, gross margin is 29.3% for the fourth quarter, compared to 35% for the third quarter of this year and 32.8% in the same quarter of the prior year. The drivers affecting gross margin excluding amortization expense include higher royalty rates later in the year, inventory adjustments, and the effects of fixed costs in our services businesses.

Turning now to operating expenses; we continue to aggressively manage our operating expenses as a Company. For the fourth quarter they were $6.4 million, down from $9.1 million in the fourth quarter of 2004. Operating expenses in the third quarter of 2005 were 6.3 million. The slight sequential increase reflected the inclusion of IBT from the date of acquisition. Taking all of this together, Viisage had a GAAP operating loss of $2.8 million in the fourth quarter this year, compared to a GAAP operating loss of $3.7 million in the same period prior year. We reported a GAAP net loss of $3 million or $0.14 per share compared to GAAP net loss of $5.3 million or $0.28 per diluted share for the fourth quarter of 2004.

Fourth quarter operating results include a total of $1.4 million of non-cash expense associated with the amortization of intangible assets and acquisitions as well as $400,000 non-cash expense associated with a deferred tax provision relating to our prior acquisitions. Excluding these two non-cash accounting charges, the net loss would be approximately $1.2 million for the quarter. Our share count was $28.9 million or 28.9 million shares as we ended the year and was a weighted average of 20.9 million for the fourth quarter of 2005. As a reminder, the weighted average includes the 7.6 million shares issued in connection with the L-1 investment plus 2 million shares issued in the IBT acquisition, each for the two-week period the shares were outstanding during the quarter.

Cash at the end of the year was $72.4 million, up from $12.7 million at the end of the third quarter as a result of the L-1 $100 million investment, net of approximately $40 million of cash invested in acquisitions. For the full year 2005 we had $66.2 million in total revenues, 25.4 million or 38% were from product sales and 40.8 million or 61.7% were from services.

Our gross margin was 31.2% and operating expenses totaled $26.2 million. Backlog at the end of fiscal 2005 was $105 million, compared to $112 million at the end of the third quarter 2005, which does not include the effects of the contract ceiling increase with the Department of State announced earlier today. Now I would like to turn the call back over to Bernard.

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Thank you very much, Brad. As all of you are aware, this quarter was probably the single most important quarter in the history of our company. Three years ago we laid out a strategy to become the industry leader in the identity solutions marketplace, a strategy that some considered a bit aggressive at the time, but a strategy that was based upon what our customers were demanding. During the course of these three years we have made significant progress towards that goal, completing three strategic acquisitions as well as strengthening our financial performance and improving our balance sheet.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

In the fourth quarter of 2005, we were able to dramatically accelerate our strategy and market positioning with the investment support and leadership of Bob LaPenta and L-1 investment partners. At the same time I am very proud to be able to say that despite all of the strategic actions we took to position our company for our long-term growth, we were still able to deliver above the revenue guidance we committed to you last quarter. This is certainly a testimony to the dedication, professionalism, and hard work that the Viisage team continues to provide to our customers and shareholders alike.

Now let’s take a few minutes to review all that we have accomplished since our last quarterly call and talk about the impact we expect these actions will have on our business in 2006. First of all we dramatically improved the financial position of the company with the investment of $100 million from L-1. This investment made it a premium to the then market price of the Company has given us the cash necessary to implement our strategy of acquiring the key properties in this industry. While we closed the year with $72 million in cash on our balance sheet, we still have about 44 million remaining after the SecuriMetrics acquisition this past month. Maybe more important than the cash however is what L-1 brought to our company and how they have brought an infusion of leadership and discipline to our executive team and Board of Directors.

I certainly welcome Bob’s experience in building multibillion dollar companies as well as his leadership and vision as we continue to move our company forward. Certainly Bob has also brought a sense of urgency to executing our strategy as we have seen over the past several months. Right away we got started with our first acquisition in December after the L-1 funding by acquiring Integrated Biometric Technology or IBT. This business provides an exciting services offering in a robust customer portfolio for doing criminal background checks using fingerprints. While we saw about $600,000 of revenues from this business in the last two weeks of 2005, we expect that it will provide around $5 million in revenues for the first quarter, on its way to a full year revenue outlook of between $30 million to $35 million.

This ramp up in revenues will occur as agencies around the country continue to demand a more rigorous background check of individuals before issuing secure credentials to their constituents. The second acquisition, SecuriMetrics, which we announced on February 6, 2006 and subsequently closed on February 17, gives us a leadership position in iris biometrics as well as an exciting capability in multimodal portable biometric devices. Initial revenues for this acquisition are expected to be just under $1 million for the first quarter, but with the anticipated announcement and rollout of the HIIDE product in the second half of the year, we continue to be comfortable with our previous revenue guidance of $15 million for the full year.

While acquisitions are certainly an important part of our strategic plan, we continue to place great emphasis on the organic growth of our businesses. Along that line we continue to see strong demand for our legacy products and services. The momentum we are beginning to see within the real ID marketplace, coupled with the federal initiatives surrounding HSPD-12 and the electronic passport programs around the world give us confidence that we can grow this marketplace close to 15 to 20% in 2006. For the past few months we have been telling you how excited we are about the ramp up in the U.S. passport program. Our enthusiasm was validated this past week with the recent contract amendment we received that increases the ceiling for this program by $56 million over the next three years. What that means is through the TBT acquisition when we initially entered into this $65 million contract, over the same five-year period now our customers anticipating that those revenues will go to a total of $121 million. This is a tremendous vote of confidence by the Department of State and our solutions and our people.

On the product side we continue to invest in the ongoing development and expansion of our own product portfolio. This past quarter Viisage received a patent in both the U.S. and Europe for LiveCheck, a method for verifying that a person is alive when their facial image is captured rather than an impostor using a fraudulent image. We also released two new biometric products, IdentityTOOLS and IdentityEXPLORER as SDKs or software development kits which simplify and increase the accuracy of biometric enrollment.

As an extension to our imaging automation document authentication business, in the fourth quarter we introduced ID-Guard, an image scanner for automatically authenticating documents such as driver’s license and ID cards. The ID-Guard product takes seconds to determine the authenticity of an identity document and helps reduce identity fraud in banking, law-enforcement, and driver’s license markets. It’s small size and low cost of ownership also makes it ideal for service counter and in vehicle mobile environments. This product has received a great reception from our customer base.

In the drivers license market, we were able to continue to improve our market share with the award of a five-year contract with the State of North Dakota, where we will provide secure drivers license credentialing to their citizens. As I stated earlier, demand for our products and services is being felt from federal mandates even at the state level, were innovative states such as North Dakota, Delaware, Arkansas, and Pennsylvania, to name just a few, are looking for ways to meet the revised requirements of the Real ID Act. In fact, President Bush approved the $40 million in grants to states to help them implement better solutions to meet these requirements. We are continuing to have discussions with many states that are interested in using our solutions with a strong consideration being how we can satisfy the rigorous security standards of the Real ID Act.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

During the fourth quarter, Viisage was also awarded another contract by the U.S. Department of Defense Technical Support Working Group or TSWG, to continue deployment efforts toward the advancement of our leading face recognition technology for terrorist watch list applications. TSWG is using our technology to provide face recognition solutions to several U.S. Department of Defense agencies for use in vetting a person’s identity, monitoring terrorist watch list, and conducting investigations.

Our international business also continues to gain momentum. During the quarter we won our first drivers license related contract outside of the U.S. and Canada. As announced in December, we won a competitive contract to help the United Kingdom’s driver and vehicle licensing agency test facial biometric identity solutions. The purpose is to determine if the DVLA’s extensive database of facial images from driver’s license applications can be used for machine assisted face recognition. Given the recent developments in the UK relative to biometrically national identity cards, we believe this can be a very significant demonstration of the feasibility of this technology in several application areas.

As a result of all that we’re seeing in this marketplace, it is becoming more clear to us that 2006 will be a year of continued expansion of our solutions in the marketplace. We are very comfortable with our previously stated full year guidance for our core business being at $75 million in 2006. For the first quarter we anticipate revenues for this piece of our business being at $14 million to $16 million. When we rollup our legacy business with the recent acquisitions, the total revenue outlook for Viisage in 2006 is anticipated to be between $120 million and $125 million. We expect this to transmit to a pro forma EBITDA of close to $20 million for the full year. For the first quarter we are providing revenue guidance of $20 million to $22 million with a loss per share between $0.10 and $0.14 per share after reflecting about $1 million of option expense or about $0.03 per share.

With all of that said, our most significant move occurred earlier this quarter with our definitive agreement to merge with Identix in an all stock transaction. The combined company will blend two complementary approaches to solving the challenge of protecting and securing personal identities by establishing what we believe the industry’s most comprehensive single platform for multimodal finger, face, skin, and imaging identity solutions.

I would now like to turn the call over to Bob LaPenta to provide you with the update on the Identix merger as well as our growth strategy going forward.

Bob LaPenta - Viisage Technology, Inc. - Chairman

Thanks, Bernard. Good morning, everyone. I would like to give you a quick update on where we stand on the Identix merger that we announced about a month ago. As Brad indicated, we filed our S4. It is currently being reviewed by the SEC and we are awaiting their comments and questions. We filed with the Justice Department about nine or ten days ago. We have not heard anything from them, so it is proceeding according to plan and we are very confident that we are going to be able to close this transaction by the end of May, in the second quarter.

If you step back, we made these acquisitions and now we spent quite a bit of time looking at the companies, working with the people, seeing how they interact with each other. Starting with IBT, I think we can only say that we are even more excited now while working with them over the past couple of months then we were when we completed the transaction. The opportunities there are as I think I’ve indicated in prior communications I think are very, very large and I think we are well positioned on a lot of these initiatives that are beginning to roll forward to participate in a very meaningful way.

I think HSPD-12 is going to be a big opportunity for them. We are looking at partnering with Lockheed, Raytheon, possibly Northrop. I’ve got to tell you since this combination has been announced, the combination of IBT, Identix and SecuriMetrics, big prime contractors are coming to us looking for us to participate on their team either as a team member or subcontractor. And in some aspects as a prime, so this clearly has brought us to a whole new level. And I believe you’re going to start seeing the results of this unfold as the year goes on. So IBT I think is doing extremely well and we are very pleased with the management, the interaction, and the performance of that company up to now.

SecuriMetrics, we just completed that transaction, but we have been working with them for a long time. We are very, very pleased with where they stand on their [Tier] product and as Bernard mentioned the HIIDE product is nearing completion and development. And we are very confident that that is going to ramp up to a very robust sales level in the second half. We are excited about that.

Getting to the biggest one, Identix, I think there also I can only report good things. Our interaction has been favorable. We have established an integration team headed up by Bernard. We are meeting weekly to talk about progress. We have established goals and I can only tell you if the goals established with the synergies and the areas that we’re currently looking at I am even more confident now that we’re going to be able to achieve those and hopefully even exceed them than we were when we announced the transaction a little while ago.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

The bottom line on the transaction and the performance of the companies is all very positive. And I think as the year unfolds you’re going to start seeing the results of this very, very exciting combination. Having said that, we have given you guidance for the first quarter. It excludes of course Identix and our focus over the next three months is going to be the integration of these entities. Take a look at the overlap. Take a look at the synergies between the companies, focusing on the marketing, getting our marketing act together so we can start addressing some of these large emerging opportunities that are beginning to unfold. Our plan is to continue working very hard on the individual opportunities or the individual companies, but we’re going to focus very hard on the integration efforts and getting everything to do with the integration out of the way by the end of our second quarter so we can start off on July 1st with a clean slate.

What I mean by that, I’ll give you an example. We are looking at some of the overlap. One of the areas that we’re talking about is facial, and Joe [Ateck] has spent a lot of time looking at our various technologies. We think they are synergistic and complementary. But there may be for instance an area where we may transfer some of the Viisage capability over to Identix. And that may affect some of the operations overseas. That may require an adjustment in the carrying value of that asset. I’m not saying it is going to be but to the extent there is, we would reflect that in the second quarter.

Our plans are to get everything behind us, whatever impact there is on Viisage, get it behind us, get Identix set up so on July 1st we can hit the ground running and achieve some of the exciting results we’re talking about for the second half. I know a lot of you were looking at the guidance and you are saying, wow, $230 million, $43 million of EBITDA — I can tell you this. What we’re talking about here is much better than a weather forecast and we are very good and we have been good and I have been terrific I think over my long career in looking at the future opportunities and the potential of businesses and what we were able to achieve. What gives me comfort in this situation are the following things.

Unlike some of the other companies in this space, a high percentage of the revenue that we are forecasting is coming from programs that we’re currently working on and it’s just a matter of shipping the product, completing the development, and getting the product out the door. So there is an element of booking shift in our $235 million, but relatively speaking it is manageable and our marketing people and our program people should really be able to go out and accomplish the booking shift that is contained within that number, which represents probably about 15 to 20% of the number. Not an inordinately large number when you consider we’re early in the year and the amount of opportunities we’re looking at. So again a very, very high percentage of that 235 million comes from existing business backlog and just continued sales on existing programs like the passport program, which is doing extremely well, like drivers license, like hazmat, and like the [Tier] and HIIDE program that Bernard alluded to earlier.

When you get to the EBITDA line, again I don’t want to go into a lot of detail but suffice it to say we have a high degree of confidence in the EBITDA coming out of the basic Viisage business where this year they did about 5.5 to 6 million, and next year conservatively we’re forecasting about $10 million. When you add on top of that the IBT, which again is going to do between $30 million and $35 million, 75% of that coming from existing business and programs, we have a high confidence in the EBITDA coming out of there north of $5 million. If you look at SecuriMetrics, completing the R&D on the HIIDE, shipping that in the second half we have a very high degree of confidence in the $3 million there. So that gets you very high confidence in an $18 million, $19 million EBITDA number out of Viisage. I won’t talk a lot about Identix but suffice it to say they’ve got a robust forecast for the second half, again a lot of it coming from follow-on business. And their EBITDA as you started to see in the last quarter started to turn positive and we have a high degree of confidence that that trend will continue as they begin to rollout their next generation products, as we begin to see the efficiency of the reduction of the old generation life scan business and the reduction of service, the inefficient service requirements of that whole productline. That trend we see continuing through the second half.

So to summarize, I think things are moving in a very positive direction. Everybody is focused. We are going to get the acquisition integrated and behind us. We are looking to start the second half of the year off with a clean piece of paper and with that I think we will open it up for questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Paul Coster, JPMorgan.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Paul Coster - JPMorgan - Analyst

If I can just focus in on gross margins first, can you talk us through the gross margins which came in a little lighter than we had expected? How that is going to develop over the year particularly in the context of the IBT service?

Brad Miller - Viisage Technology, Inc. - CFO

Sure, Paul. Thanks. It’s Brad. The gross margin in Q4 was affected by a couple of things. First off, the gross margin has a component of fixed expense in it in the sense of the amortization is a fixed number as well as our services people are in effect a fixed number, so that affected gross margin by a of couple points at the revenue levels we’re reporting.

Secondly at the end of the year we have a slight ramp up in the way that our royalties work relative to certain of our resale arrangements on some of the consumable products. Then lastly we had some fourth quarter adjustment that we looked at relative to our physical inventory, which also accounted for a point. As we look ahead we will be making sure that we take all of those things into account across the year and look at the appropriateness of the accounting across the four quarters going into 2006.

Paul Coster - JPMorgan - Analyst

The gross margins at IBT, how do they compare to the firm average at present?

Brad Miller - Viisage Technology, Inc. - CFO

The gross margins, as you may have seen in the IBT financials that we filed, tend to be a little bit lower given that the variable cost model associated with their business attributes a fair amount to the cost of sales line. As we look forward in the way that IBT will be going to market with the IIS division within Identix, we will again be looking at the gross margin and the revenue recognition in terms of the revenue model that will be setup with those two combined companies.

Paul Coster - JPMorgan - Analyst

Last question. Can you give us any breakout of the backlog please, composition thereof?

Brad Miller - Viisage Technology, Inc. - CFO

If I could just before we leave that comment, the IBT model we spoke of at the gross margin line, it’s important to note that the operating margin translates very favorably relative to the Company as a whole. They have a very low OpEx base, so the costs they incur are in the gross margin level. As we look into the backlog, as I mentioned we ended the year with $105 million in backlog. We will be adding to that with the Department of State announcement that we had this morning and so the backlog going forward will be as Bob mentioned a significant contributor to the revenue that we expect on a quarter-to-quarter basis. Those numbers do not include any booked backlog relative to IBT, though again as Bob indicated we have high confidence relative to the revenue arrangement that they have in place, that effectively those are comparable to a backlog type number in terms of the way you can anticipate revenues on a quarter-to-quarter.

Operator

Joel Fishbein, Janney Montgomery Scott.

Joel Fishbein - Janney Montgomery Scott - Analyst

Just two quick questions. First can you comment on any seasonality in either IBT or SecuriMetrics? Obviously I know SecuriMetrics is going to have a big ramp in the back half but is there any seasonality that we can build in on a quarterly basis for IBT?

Second question just a clarification on the guidance. I think Bernard said that for the year you’re going to be at $20 million to $22 million in EBITDA and the numbers that Bob gave was a little bit light of that, so any clarification there would be very helpful.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Let me take that Joel. Thank you. First of all let me take the second question first. What I said was that we would be approaching $20 million EBITDA, the combined companies. That was the number I had, Joel. Exactly, 20, $22 million was the revenue guidance for the first quarter. That may have been where you picked that up.

Joel Fishbein - Janney Montgomery Scott - Analyst

Thank you.

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Bob did say what he went through was really rounding off each of the businesses as he broke it down for all of you and that is when he said it would be in the 18, 19 neighborhood. Actually its approaching that $20 million though is what it is.

Joel Fishbein - Janney Montgomery Scott - Analyst

I just want to make sure that was not including Identix.

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Absolutely not. That would be as if we did not do the Identix acquisition. Let me backup on the question of seasonality. There is not seasonality in the revenue stream that we are seeing, okay? However with the rollout of the programs, what we are seeing is that momentum will pick up as the year goes on. The HIIDE program is very, very much anticipated for SecuriMetrics and we have got some very strong commitments from the government that as soon as that product is ready to go it is going to rollout and will be an important part of our Homeland Security and defense proposition overseas. So that is why that is heavily stacked and as I mentioned we will see less than one million, actually it’s right around $0.5 million of revenue in the first quarter from SecuriMetrics. But that will ramp up very quickly as we go forward on that.

We see the same type of thing going on with IBT and part of that is driven by the fact that as more states come on line and more momentum builds in the Hazmat background check that is going to drive revenues up very significantly. But just as importantly is we’re really starting to see momentum pick up on the Florida Department of Insurance contract, which we expect and anticipate that that will get a lot of momentum as they start to put more and more people under the requirements of getting those background checks done. So that is where that will roll its way up.

When you look at the Viisage, basically what we are saying is as we talk about some of the bigger programs, U.S.-VISIT, TSWG, Trusted Traveler and so forth, again a lot of those as all of us are well aware are programs that are expected to be awarded later in the second-quarter type, third-quarter timeframe. So there is a little bit there also.

Joel Fishbein - Janney Montgomery Scott - Analyst

Last final clarification just on Brad’s response on the gross margin question. We do expect that this is the low watermark and we should be building gross margins from these levels? Is that what I should take away from this?

Brad Miller - Viisage Technology, Inc. - CFO

That’s right.

Joel Fishbein - Janney Montgomery Scott - Analyst

Okay, thank you.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Operator

Josh Jabs, Roth capital.

Josh Jabs - Roth Capital Partners - Analyst

Just a quick question on SOX and on the filings. I know you have continued to talk about some of the issues that went on following the acquisitions in ’04. There was no forecast for EBITDA in Q4. Should we read anything into that as far as the timing of the filing of the 10-K?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

No. This is Bernard. You should not read anything at all into that. We are as we mentioned I think in our press release, we’re very comfortable we have everything in-place required to be able to get closed on time on our 10-K and our plans are all set up to do that. I will let Brad add a little bit more color for you on that.

Brad Miller - Viisage Technology, Inc. - CFO

That’s right. You would have seen, Josh, in our press release this morning the disclosure relative to our SOX work. We are in the process of completing that, which report will be included in our 10-K which we do expect to file timely later on this month. The SOX work to date has indicated that the prior year material weaknesses as they related to the financial statement close, have probably not been remediated, though again we’re not in a position to be fully complete in that analysis.

On the IT side we’re feeling very good about that, but recognize that that also is an assessment that both we and our outside auditors are going to need to complete and those reports will be concluded in our 10-K which as Bernard mentioned is expected to be filed timely later on.

Josh Jabs - Roth Capital Partners - Analyst

All right. Thank you.

Operator

David Gremmels, Thomas Weisel Partners.

David Gremmels - Thomas Weisel Partners - Analyst

Question on the new passport contract. I think the original contract was 65 million over five years and ran through ‘08. Does this incremental 56 million extent that beyond ’08 or is this additive to the existing contract and also completes in ’08?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

It is going to terminate in ’08 also, David. So it is really as we mentioned before when we entered into our State Department contract, the State Department was producing about 7 million passports a year. By 2007 they anticipate that to be up in the range of 17 million in passports. So we have been watching those revenues go up significantly. Just in simple mathematics, if you took the 65 million divided by five years, you would be talking about $13 million a year. And we are actually seeing those revenues approaching twice that amount within that market space for us, so that will truncate in 2008 also.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

David Gremmels - Thomas Weisel Partners - Analyst

That’s great. I noticed that you said the expected ramp in passport production was 17 million in ‘07 and I think your press release says ’09. So just wondering what the difference is there.

Bernard Bailey - Viisage Technology, Inc. - President, CEO

I’m sorry, it is the ramp up through ’09. I’m sorry.

David Gremmels - Thomas Weisel Partners - Analyst

Is that any change from prior expectations?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

It really isn’t. That came from Ambassador [Hardy] and her testimony. (multiple speakers) it is really doubling in terms of what it’s doing going forward and a lot of that of course is being driven by a lot of the programs that we’ve talked about here. So it has really been a significant ramp up.

David Gremmels - Thomas Weisel Partners - Analyst

Can you say is there any risk to that ramp up from the new card that is being proposed by the DHS that Americans could use to get back into the U.S. from Canada or Mexico to meet that Western Hemisphere travel initiative deadline?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

I think that is a fair observation, David, that there could be some risk relative to that depending upon how they saw the Western Hemisphere initiative. I will also tell you though that we are in the throes of working with the State Department on that Canadian or Western Hemisphere card also. And on being there with the State Department, working with them on this contract certainly positions us very well to have those discussions with them.

David Gremmels - Thomas Weisel Partners - Analyst

Last one on passport. I’m just wondering has the decision been made on the face recognition part of the E-passport initiative.

Bernard Bailey - Viisage Technology, Inc. - President, CEO

No, that has not been made at this time, no.

David Gremmels - Thomas Weisel Partners - Analyst

Great, thank you very much.

Operator

Jim McIlree from C.E. Unterberg.

Jim McIlree - C.E. Unterberg - Analyst

The 10 million plus revenue increase that you’re expecting for let’s call it core Viisage, is that primarily from the Department of State?

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Some of it is certainly from the Department of State but what we are also seeing is on an international level we’re starting to see the momentum pick up there particularly with regards to our product portfolio of imaging automation solutions. A lot of the border crossing we think that is going to be a very important part of what we are going to do this year from a business standpoint.

Jim McIlree - C.E. Unterberg - Analyst

Can you just bracket it of the 10 million, more than half is coming from Department of State or less than half?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

I think its fair to say around half.

Jim McIlree - C.E. Unterberg - Analyst

Brad, I am still a little bit confused on the gross margin for the quarter. You talked about part of the reason for the lower gross margins was fixed cost. Does that mean that you hired more people during the quarter?

Brad Miller - Viisage Technology, Inc. - CFO

No, the gross margin, the fixed costs that I was referring to, one is amortization expense, which is just a flat number as you know. The other is that within our services business we have a fixed number of people relative to in particular the drivers license business, so to the extent we sell more or less on the basis of, say, card volumes within the DL space, that card volume translates very significantly up or down to gross margin within there. So the services people that I am referring to are within the DL business.

Bob LaPenta - Viisage Technology, Inc. - Chairman

The biggest impact is in royalty increase on the higher (multiple speakers)

Bernard Bailey - Viisage Technology, Inc. - President, CEO

So, Jim, does that help with the fixed cost component?

Jim McIlree - C.E. Unterberg - Analyst

Yes, I think it sounds more like a mix shift than anything if I am hearing it correctly.

Brad Miller - Viisage Technology, Inc. - CFO

Right, there is a shift in the revenue mix when you’re looking at the top — if you’re trying to translate the topline into the gross margin — (multiple speakers)

Jim McIlree - C.E. Unterberg - Analyst

Right, because the topline quarter-to-quarter was kind of the same.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Brad Miller - Viisage Technology, Inc. - CFO

That’s right.

Jim McIlree - C.E. Unterberg - Analyst

So there is let’s call it a mix shift and then there’s the royalty issue also.

Brad Miller - Viisage Technology, Inc. - CFO

Right, and that royalty is a contract that has been in place that results in higher royalty rates on the same revenue volume later in the year as compared to earlier in the year, so it’s an upward ramp on royalty expense in the fourth quarter of ’05.

Jim McIlree - C.E. Unterberg - Analyst

Does that continue into ’06?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

We will be looking at the contract itself as well as the proper way to account for the contract if we are able to make some changes there.

Jim McIlree - C.E. Unterberg - Analyst

Lastly can you give us an Accounts Receivable number for the quarter?

Brad Miller - Viisage Technology, Inc. - CFO

Yes. I’ve provided a condensed balance sheet; at this time I won’t be breaking it out further until we’re in a position to file our financials.

Jim McIlree - C.E. Unterberg - Analyst

Thank you.

Operator

Jay Meier of MJSK Equity Research.

Jay Meier - MJSK Equity Research - Analyst

Just a couple follow-on questions. Can you give me (indiscernible) don’t cover Viisage — can you give me a breakdown of which revenue lines you include in product revenues versus service revenues? From the component parts of the company?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Right, the contributors to the services line, the driver’s license business rolled into the services line is one of the biggest items there. It is the single biggest; in the product area we would include the consumables that we sell to the Department of State. We also include the products that we sell in document authentication and those are the biggest components of each one of those lines.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Jay Meier - MJSK Equity Research - Analyst

Would the TDT be a service component then?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

TDT has some of each; it is primarily consumables, which shift product, but we also have significant services contracts for the support associated with the delivery of printers and consumables into the Department of State.

Jay Meier - MJSK Equity Research - Analyst

Speaker: As far as the next step for this company, you are going for this complete system solution for secure ID or am I wrong about that? Are you simply trying to provide all the biometric components to a secure ID solution? What technology components do you think you’re still missing?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

I would offer to you to take a look at our website in terms of our strategy paper on that and our presentation and know what we have said all along is we’re in the business of creating an end-to-end total identity solution that really begins with the proofing, goes through the database and incorporates the biometric technologies as well as the credentialing and verification of the document. When you look at what we have done, we have gone a long way now in the last three years with particular in really filling out that portfolio. The last couple of months our emphasis has been really filling out the multimodality capability around our biometrics. And we are very, very pleased with where that is. We’ve mentioned that we would be on a Phase 1 and a Phase 2 acquisition strategy. We really think this is the majority of what we need to do in Phase 1 in terms of putting those pieces together. Going forward now some of the things we will look at would be some data based capability, some data analytics tools, strengthening some of our secure credential capabilities and so forth, but we think that we are very uniquely positioned to have the full end-to-end capability in this marketplace today.

Jay Meier - MJSK Equity Research - Analyst

Do you anticipator or will you discuss whether or not you anticipate drilling down even into the components of the cards or the periphery systems, like physical access control stuff?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Yes, we don’t talk to that level of detail in our strategy at this time.

Jay Meier - MJSK Equity Research - Analyst

Okay, very good. One more quick question maybe for Mr. LaPenta. Are you familiar with Senator Norm Coleman’s proposal for Port Security applications yesterday and what do you think about that proposal?

Bob LaPenta - Viisage Technology, Inc. - Chairman

I have not seen the specifics regarding that proposal but I can only tell you that externally has created heightened awareness. I think the lack of security in the ports is going to be addressed in some of the issues with respect to the wireless, the RFID devices, and the background checks of people entering and exiting ports is certainly going to be something that I think is going to start rolling forward.

Jay Meier - MJSK Equity Research - Analyst

Very good. Thank you very much.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Operator

Keith LaRose, Bradley Foster and Sergeant.

Keith LaRose - Bradley Foster Sargent - Analyst

Is there any change to the nature of the revenues as you look forward with the Department of State ceiling increase relative to consumables or hardware or anything like that, Bernard, versus the past?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

The answer to that is, Keith, in our discussions with the State Department their are some things that we are working with them on that could shape how that money is spent from a mix standpoint. There could be some changes. I would rather not get too specific because of the discussions we’re having with them and the competitive nature of it.

Keith LaRose - Bradley Foster Sargent - Analyst

Are you willing to make any comments yet on the 2008 termination date and anything surrounding the process and position of the company technologically, partnership wise with the Department of State etc. that makes a contract renew highly, highly probable?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

I think it would be too premature to say that, make a comment on that now, Keith. I will tell you that I think this ceiling uplift is certainly a vote of confidence from the Department of State relative to our technologies, our services, and our support that we’re providing to them and the comfort level that they have with us as a partner in working with them. History has shown in the Federal Government when you can demonstrate that that they will tend to want to work with you to help solidify their solutions for their constituents.

Keith LaRose - Bradley Foster Sargent - Analyst

One more question. I assume that the ceiling increase is more of a just catch up relative to what your run rate has been and what we have been seeing?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

To some extent that’s accurate. Again without getting too specific embedded in there are some opportunities to upsell some additional things into there through the contract line items we have there.

Keith LaRose - Bradley Foster Sargent - Analyst

Should we interpret that guidance that we had for 2006 to date includes all of those potential benefits of this ceiling increase? Do you think there’s some other things out there relative to the specific contract with the Department of State that are not included in guidance for ’06?

Bernard Bailey - Viisage Technology, Inc. - President, CEO

The guidance we have is the guidance we’re giving to the marketplace and I really wouldn’t want to comment further on that.

Keith LaRose - Bradley Foster Sargent - Analyst

So it included this ceiling increase or did not?

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Bernard Bailey - Viisage Technology, Inc. - President, CEO

We announced the ceiling increase and gave the guidance at the same time, yes.

Keith LaRose - Bradley Foster Sargent - Analyst

Thank you, gentlemen.

Operator

Tim Quillin, Stephens Inc.

Tim Quillin - Stephens, Inc. - Analyst

The backlog number, does that include the contribution of IBT?

Brad Miller - Viisage Technology, Inc. - CFO

No, it doesn’t in the numbers that we have been giving. No.

Tim Quillin - Stephens, Inc. - Analyst

Why isn’t it in there?

Brad Miller - Viisage Technology, Inc. - CFO

Part of it is just we are working through the closing and putting all this together and summarizing it. We just didn’t include it at this time.

Tim Quillin - Stephens, Inc. - Analyst

What kind of backlog would IBT have and also SecuriMetrics?

Brad Miller - Viisage Technology, Inc. - CFO

SecuriMetrics has a government funded research contract that they have, which is a few million dollars they have going forward. Specifically I can’t tell you. On the IBT contract there Hazmat program it is an IDIQ contract for several years over that period of time and it is a substantial part of their revenue stream going forward; certainly makes up well over half of that revenue stream on an annual basis.

Tim Quillin - Stephens, Inc. - Analyst

How do you treat IDIQ both for them and for the State Department contract? How much do you wait until you get to the specific task orders to take the orders into backlog? Or do you put a partial amount of IDIQ into your backlog, sort of a run rate number?

Brad Miller - Viisage Technology, Inc. - CFO

It’s more of a run rate basis is how we do it.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

Tim Quillin - Stephens, Inc. - Analyst

Then I am trying — organically it looks like you’ve earned about 34 million of backlog in 2005 for a book-to-bill of about 0.5. I am wondering how that jives with the 20% organic growth expectations or what exactly you think are the opportunities to drive that organic growth back to that level.

Brad Miller - Viisage Technology, Inc. - CFO

Well, part of that as we have said all along, Tim, is one of the difficult things in backlog is the lumpiness associated with it in terms of when it comes in, so if we start to look at some of our contracts, these IDIQ contracts and the reasonableness relative to the history of how those contracts rollout, coupled with some of the new offerings that we have. That is why we get very comfortable with where we are on that.

Tim Quillin - Stephens, Inc. - Analyst

Just to follow up on that train of thought, the midpoint of your 1Q revenue guidance is $21 million and the midpoint of Identix’s 1Q revenue guidance is $22.5 million so about $43.5 million. So in order to get to $235 million you need to grow sequentially at a little over 20% each quarter. I know part of that is rolling in SecuriMetrics for a full quarter. You talked about the ramp up of IBT and SecuriMetrics but can you just address your confidence level in achieving that extraordinary growth over the course of the year?

Brad Miller - Viisage Technology, Inc. - CFO

Yes, if you look at IBT and Bernard addressed it, they are going to do about $5 million in the first quarter and with just the ramp up of the Hazmat the Florida Department of Insurance and the Florida Department of Education — not even factoring in additional contracts for non participate states on the Hazmat contracts or any new contract wins on TWG or any of the other initiatives, HSPD-12. Their revenue ramps up to a point where it goes from 5 to about $14 million in the fourth quarter. And again most of that, a very high percentage of that comes from existing programs, the ramp up on existing programs. SecuriMetrics, as Bernard mentioned, goes from $0.5 million in the first quarter. When we begin shipping the HIIDE program, we expect and the customer is clamoring for those devices, and the completion and development, they will go from $0.5 million in the first quarter to almost $7 million in the fourth quarter.

I should mention it and again reiterate the fact that in a previous conference call someone asked when we expected to turn GAAP positive in earnings. And I said the fourth quarter, and we are still confident that we are going to be able to achieve that, recognizing some of the synergies that we’re looking at being able to accomplish in the second half. So from a revenue standpoint, Identix is running at about 23 million. That gets you to $90 million, so again repeating a little bit, most of the $235 million pro forma beginning on 1/1/06 revenue that we’re talking about comes from existing programs in backlog. So the numbers we just talked about there with Viisage being at $75 million and the numbers for IBT and SecuriMetrics get you $125 million. With Identix running right now without any significant increase in run rate at $23 million, that gets you to $90 million. So we don’t need a big increase in Identix revenue to achieve the numbers that we’re talking about.

Tim Quillin - Stephens, Inc. - Analyst

That’s helpful. Just lastly the discussion about Viisage’s EBITDA was helpful and I understand how you get to a level that is approaching 20 there, but Identix was I guess by my calculation just maybe marginally, very, very marginally EBITDA positive in their most recent quarter. So my guess is that there is a lot of synergies factored into that $43 million EBITDA. Could you complete your thoughts on how you get to that EBITDA level?

Brad Miller - Viisage Technology, Inc. - CFO

Yes, the model that we used and again we are stubbing Identix year, so we are going from where they are on a fiscal year ended June, what we’re doing is we are stubbing it, putting the first two quarters of this year and the last two quarters of this year into an account on the year format. But if you look at their forecast and we have given this a good review in our due diligence, the mood, the transition of their productline going to their next generation live scan productline and the continued reduction in their inefficient legacy productline, and the service that is attributed to it. If you look at their organic growth, if you just look at the product side, it is very impressive.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

They are growing at 30, 40% in products on the organic growth and the reason organically the overall is not growing is because that service revenue continues to decline. Now why ordinarily that would not be a good thing, in this case it is a very good thing because it is low margin, not producing any profits. So with that transition almost complete the continued shipping of the next generation high margin live scan line we expect their margins to improve. And factored into our $43 million is the assumption that in the second half synergies that we believe we can achieve $10 million of that will flow through the Identix line. Getting their EBITDA in the second half of $10 million to $20 million.

So to summarize, we think the Viisage IBT SecuriMetrics combination on a pro forma basis is $20 million-ish and we think we will be able to do $20 million to $25 million in Identix with $10 million of synergies. I should note the Viisage number has no synergies in it, so that is why we think we have some money in our back pocket.

Tim Quillin - Stephens, Inc. - Analyst

Okay, that’s helpful. Thanks, gentlemen.

Operator

I would now like to turn the presentation back to Bernard Bailey, President and CEO, for closing remarks.

Bernard Bailey - Viisage Technology, Inc. - President, CEO

Again I want to thank all of you very much for taking the time to listen to our results this quarter. As I stated when we started out here, this is a very, very exciting time for Viisage, our customers, and our shareholders. Clearly what we have done in the last quarter has dramatically transformed our company and positioning in this industry. And it has really put us in the position to be a clear leader in this space, which we think and I think all of you share the whole same feeling that this is a very, very important part of this marketplace going forward.

So again I appreciate your time and we will continue to execute and execute hard for our shareholders. Thank you.

Operator

Thank you for your participation in today’s conference. This concludes the presentation and you may now disconnect your lines. Have a great day.

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FINAL TRANSCRIPT

Mar. 02. 2006 / 11:00AM, VISG - Q4 2005 Viisage Technology, Inc. Earnings Conference Call

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